Filed Pursuant to Rule 433
Registration No. 333-149361
November 15, 2010
PRICING TERM SHEET
3.50% Senior Notes due October 1, 2020

Issuer:	Pacific Gas and Electric Company

Size:	$250,000,000

The 3.50% Senior Notes due October 1, 2020 will be part of the same series of notes as the $550,000,000 principal amount of 3.50% Senior Notes due October 1, 2020, offered and sold by the prospectus supplement dated September 9, 2010 and the accompanying prospectus.

Maturity Date:	October 1, 2020

Coupon:	3.50%

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2011

Price to Public:	97.264% (plus accrued interest of $6.125 per note for the period from and including September 15, 2010 to but excluding November 18, 2010)

Benchmark Treasury:	2.625% due November 15, 2020

Benchmark Treasury Yield:	2.935%

Spread to Benchmark Treasury:	+90 basis points

Yield:	3.835%

Optional Redemption:	At any time prior to July 1, 2020, Pacific Gas and Electric Company may, at its option, redeem the 3.50% Senior Notes in whole or in part at a redemption price equal to the greater of:

• 100% of the principal amount of the 3.50% Senior Notes to be redeemed; or

• as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the 3.50% Senior Notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate plus 15 basis points, plus, in either case, accrued and unpaid interest to the redemption date.

At any time on or after July 1, 2020, Pacific Gas and Electric Company may redeem the 3.50% Senior Notes, in whole or in part, at 100% of the principal amount of the 3.50% Senior Notes being redeemed plus accrued and unpaid interest to the redemption date.

Expected Settlement Date:	November 18, 2010 (T+3)

CUSIP / ISIN:	694308 GT8 / US694308GT83

Anticipated Ratings:	A3 by Moody’s Investors Service, Inc.
BBB+ by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
RBS Securities Inc.
UBS Securities LLC
Wells Fargo Securities, LLC

Co-Managers:	BBVA Securities Inc.
Mizuho Securities USA Inc.
RBC Capital Markets, LLC
The Williams Capital Group, L.P.
Market Discount
     The following disclosure does not apply to qualified pension plans and other tax-exempt investors.
     The 3.50% Senior Notes have been issued with “market discount,” for United States federal income tax purposes, in an amount equal to the excess of the principal amount of the 3.50% Senior Notes over the purchase price paid for the 3.50% Senior Notes. Under the market discount rules, any gain recognized upon a sale or retirement of the 3.50% Senior Notes will be treated as ordinary income to the extent that such market discount has accrued during the period that the United States holder has held his 3.50% Senior Notes, and a deduction in respect of the interest expense incurred by the United States holder to carry the 3.50% Senior Notes may be required to be deferred until the taxable year of such disposition. In the alternative, the United States holder may elect to include market discount in income on a current basis, in which case the interest expense deferral rule described immediately above would not apply, and such election would apply to all market discount obligations subsequently acquired by the United States holder.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322; RBS Securities Inc. toll free at 1-866-884-2071; UBS Securities LLC toll free at 1-877-827-6444, ext. 561 3884; or Wells Fargo Securities, LLC toll free at 1-800-326-5897.